

Mail Stop 3561

October 8, 2015

Robert N. Bertrand
President
Soupman, Inc.
1110 South Avenue, Suite 100
Staten Island, New York 10314

> **Re:** **Soupman, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed September 17, 2015**
> **File No. 000-53943**

Dear Mr. Bertrand:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. We note your disclosure that you obtained the consent of "7 shareholders that are the record owners of 10,358,177 shares of preferred stock (which preferred stock is entitled to 103,581,770 votes) and 23,052,588 of common stock, which represents approximately fifty one percent (51%) of the voting power of Soupman as of September 8, 2015." However, on page 4 of your Information Statement under the caption "Security Ownership of Executive Officers, Directors and Five Percent Shareholders" you disclose three beneficial owners with a 5% or greater interest in your Company with a total 23.5% ownership of your Company. This would require four beneficial owners with less than 5% ownership to make up the remaining 27.5%. This does not appear to be mathematically possible. Please reconcile your disclosures.

2. Please affirmatively disclose whether you have any plans, proposals, or arrangements to enter into a merger, consolidation, acquisition or similar business transaction. If such plans or intentions exist, please provide the disclosure required by Schedule 14A, including Items 11, 13, and 14, as appropriate. Please refer to Note A to Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Anderegg, Attorney-Adviser at (202) 551-3342, Lilyanna Peyser, Special Counsel at (202) 551-3222, or me at (202) 551-3720 if you have questions regarding the comments.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products